Exhibit 99.1

TELUS CORPORATION

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

TWENTY-FIRST SERIES SUPPLEMENT

Dated as of March 27, 2015

Supplementing the Trust Indenture dated as of May 22, 2001

between TELUS Corporation, as Issuer and

Computershare Trust Company of Canada, as Indenture Trustee,

and providing for the issue of

1.50% Notes, Series CS due March 27, 2018

in the aggregate principal amount of $250,000,000.

TABLE OF CONTENTS

Article One Interpretation		1

1.01	To be Read with Indenture; Governing Law	1

1.02	Definitions	1

1.03	Conflict Between Series Supplement and Indenture	4

1.04	Interpretation Provisions in Indenture	4

1.05	Exhibits	4

Article Two Debt Securities		4

2.01	Creation and Designation	4

2.02	Limitation on Aggregate Principal Amount	4

2.03	Currency	5

2.04	Denominations	5

2.05	Date and Stated Maturity	5

2.06	Interest	5

2.07	Additional Amounts	5

2.08	Redemption and Purchase	7

2.09	Sinking Fund	7

2.10	Defeasance	8

2.11	Form and Certification	8

2.12	Identification	8

2.13	Non-Business Days	8

Article Three Covenants With Respect To The Notes		8

3.01	Negative Covenants in the Indenture	8

3.02	Additional Negative Covenants	9

Article Four Miscellaneous Provisions		10

4.01	Confirmation of Indenture	10

4.02	Acceptance of Trusts	10

4.03	Counterparts and Formal Date	10

Article Five Additional Covenant With Respect to the Notes — Offer to Repurchase Notes		10

5.01	Offer to Repurchase Notes on Change of Control Triggering Event	10

Exhibit A To Twenty-First Series Supplement		A-1

THIS IS THE TWENTY-FIRST SERIES SUPPLEMENT dated as of March 27, 2015

BETWEEN:

TELUS CORPORATION, in its capacity as Issuer

- and-

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of May 22, 2001 (the “Indenture”);

AND WHEREAS pursuant to Section 2.02 of the Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Indenture and in the related Series Supplement;

AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which supplements the Indenture in relation to such Series;

AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 1.50% Notes, Series CS due March 27, 2018 and the Issuer and the Indenture Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series.

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE ONE

INTERPRETATION

1.01	To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the 1.50% Notes, Series CS due March 27, 2018 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.02	Definitions

(1)

All capitalized terms used but not defined in this Series Supplement shall have the meanings specified in the Indenture except that for the purpose, and only for the purpose, of this Series Supplement and the Notes:

(a)	clause (dd) of the definition of “Permitted Liens” is amended to read as follows:

(dd) any other Liens not otherwise qualifying as a Permitted Lien under the preceding clauses of this definition provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions to which the Issuer or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all Restricted Indebtedness of the Restricted Subsidiaries, does not exceed 15% of the then applicable Consolidated Net Tangible Assets.

(b)	the definition of the term “Unrestricted Sale and Lease-Back Transaction” is amended to read as follows:

“Unrestricted Sale and Lease-Back Transaction” shall have the meaning specified in paragraph 3.02(b)(ii) of this Series Supplement.

(c)	the definition of the term “Restricted Subsidiary” is amended to read as follows:

“Restricted Subsidiary” shall mean (a) TELUS Communications Inc., (b) TELUS Communications Company, and (c) at any time any other Subsidiary of the Issuer if, at the end of the most recent fiscal quarter for which the Issuer has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Issuer and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied.

(2)	In addition, the following terms shall have the following meanings:

“Additional Amounts” shall have the meaning specified in Section 2.07 of this Series Supplement.

“Change of Control” shall mean the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Issuer and its Subsidiaries, taken as a whole, to any Person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Issuer and its Subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares, the result of which is that any Person or group of persons acting jointly or in concert for purposes of such transaction (other than the Issuer and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Issuer, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Issuer).

“Change of Control Offer” shall have the meaning specified in Section 5.01(1) of this Series Supplement.

“Change of Control Payment” shall have the meaning specified in Section 5.01(1) of this Series Supplement.

“Change of Control Payment Date” shall have the meaning specified in Section 5.01(2) of this Series Supplement.

“Change of Control Triggering Event” shall mean the occurrence of both a Change of Control and a Rating Event.

“DBRS” shall mean DBRS Limited.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Moody’s” shall mean Moody’s Investors Service Inc.

“Notes” shall have the meaning specified in Section 2.01 of this Series Supplement.

“Permitted Indebtedness” of the Restricted Subsidiaries shall mean:

(a)	Indebtedness of the Restricted Subsidiaries from time to time secured by Liens constituting Permitted Liens under any of clauses (a) to (cc) inclusive of the definition of Permitted Liens;

(b)

Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of the Restricted Subsidiaries existing on the date of this Series Supplement and, in the case of any Person which is not a Restricted Subsidiary on the date of this Series Supplement or which ceases to be a Restricted Subsidiary after the date of this Series Supplement, at the time such Person becomes, or again becomes, as the case may be, a Restricted Subsidiary;

(c)	Indebtedness of a Restricted Subsidiary owing to the Issuer or to another Restricted Subsidiary;

(d)

commercial paper issued from time to time by any one or more of the Restricted Subsidiaries in a principal amount of up to $1,000,000,000 (or the Equivalent Amount in any other currency or currencies); and

(e)

any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses of this definition (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).

“Rating Event” shall mean the rating on the Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (i) the occurrence of a Change of Control, and (ii) public notice of the occurrence of a Change of Control or of the Issuer’s intention or agreement to effect a Change of Control.

“Restricted Indebtedness” of the Restricted Subsidiaries, shall mean at any time, any Indebtedness of the Restricted Subsidiaries which, at such time, is not Permitted Indebtedness.

“S&P” shall mean Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc.

“Specified Rating Agencies” shall mean each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Issuer’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, the Issuer may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

“Taxes” shall have the meaning specified in Section 2.07 of this Series Supplement.

1.03	Conflict Between Series Supplement and Indenture

If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.

1.04	Interpretation Provisions in Indenture

This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture.

1.05	Exhibits

Exhibit A to this Series Supplement forms part of this Series Supplement.

ARTICLE TWO

DEBT SECURITIES

2.01	Creation and Designation

The Issuer is hereby authorized to issue under the Indenture a Series of Debt Securities designated “1.50% Notes, Series CS due March 27, 2018” (the “Notes”) having the terms set forth in this Article Two.

2.02	Limitation on Aggregate Principal Amount

The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration of transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to $250,000,000. The Issuer may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder in such additional amounts as the Issuer may determine having the same terms and conditions as the Notes in all respects, except for such variations to such terms and conditions as may be required, in the reasonable and good faith opinion of the Issuer, to reflect the different issue dates of such additional Notes and the then existing Notes and the intention that all such additional Notes and then existing Notes be fungible for trading purposes from the issue date of such additional Notes (which variations may include, among other things, a different issue date, a different issue price, a different interest commencement date, a different first interest payment date, a different initial interest period, and a different interest payment calculation for the initial interest period). Additional Notes so created and issued will be consolidated with and form a single Series with the then existing Notes and, if the Issuer acting reasonably and in good faith determines that it is advisable or advantageous to do so, the Issuer may accept such additional Notes and then existing Notes (including any such Notes in global form held by a Depositary) in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and then existing Notes.

2.03	Currency

The Notes shall be denominated in, and all principal of, and premium, interest and other amounts on the Notes shall be payable in, Canadian Dollars. Unless expressly provided to the contrary in this Series Supplement, all amounts expressed in this Series Supplement and in each Note in terms of money refer to Canadian Dollars.

2.04	Denominations

The Notes shall be denominated in integral multiples of $1,000.

2.05	Date and Stated Maturity

The Series Issuance Date for the Notes shall be March 27, 2015 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on March 27, 2018 (such date being the “Stated Maturity” of the outstanding principal amount of the Notes).

2.06	Interest

(1)

Interest shall accrue on the aggregate unpaid principal amount of each Note, together, to the extent permitted by Applicable Law, with interest on overdue interest not paid on an Interest Payment Date for the Notes, as well after as before default and judgment, from and including the date such Note is issued to but not including the date of the repayment in full of the principal amount of such Note, at a rate of interest equal to 1.50% per annum. Interest that accrues on a Note for the period from and including the date such Note is issued to but not including September 27, 2015 shall be payable on the first Interest Payment Date (namely, September 27, 2015). Interest on a Note that accrues from and including September 27, 2015, subject to any variation to the terms and conditions of the initial interest payment under any additional Notes, shall be payable in equal semi-annual instalments on each Interest Payment Date for the Notes and all accrued and unpaid interest on the Notes shall be paid on the Maturity of the Notes. For greater certainty, interest on the Notes will accrue and be calculated for each applicable period prior to an Interest Payment Date, and will be paid on each related Interest Payment Date, in the manner necessary to result in (i) the per annum rate of interest during each year of the term of the Notes being equal to the fixed rate per annum specified above, (ii) interest under the Notes that accrues for the period from and including March 27, 2015, to but not including September 27, 2015 being paid under the Notes on the first Interest Payment Date (namely, September 27, 2015) and payable in an aggregate amount equal to $1,875,000, and (iii) interest under the Notes that accrues from and including September 27 2015, subject to any variation to the terms and conditions of the initial interest payment under any additional Notes, being paid under the Notes in equal semi-annual instalments on the related semi-annual Interest Payment Dates.

(2)	Interest on the Notes will be computed on the basis of a year of 365 days.

(3)	The Interest Payment Dates for the Notes shall be March 27 and September 27 in each year beginning September 27, 2015.

(4)

The Regular Interest Record Dates for the Notes shall be March 12 (with respect to the March 27 Interest Payment Date) and September 12 (with respect to the September 27 Interest Payment Date) in each year.

2.07	Additional Amounts

(1)

All payments made by the Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the

Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (hereinafter “Taxes”) unless the Issuer is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Issuer is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Issuer will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

(a)

any payment to a holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such holder or beneficial owner being a Person with whom the Issuer is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) or (ii) by reason of the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or any agency thereof or therein; or

(b)

any payment to a holder or beneficial owner who is a “specified shareholder” of the Issuer or who does not deal at arm’s length with a “specified shareholder” of the Issuer as defined in subsection 18(5) of the Income Tax Act (Canada); or

(c)

any Note presented for payment more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the Notes, except to the extent that the Holder of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; or

(d)	any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; or

(e)

any Tax imposed as a result of the failure of a holder or beneficial owner of a Note to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of such holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; or

(f)	any Tax which is payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

(g)	any combination of the above items;

nor will such Additional Amounts be paid with respect to any payment on any Note to a holder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

(2)

Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a Holder of the Notes or beneficial owner of the Notes in respect of any amount payable under the Notes to the Holder of the Notes (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Income Tax Act (Canada)), but no Additional Amount is paid in respect of such Tax, the Issuer will pay to the Holder of the Notes an amount equal to such Tax within 45 days after receiving from the Holder of the Notes a notice containing reasonable particulars of the Tax so payable, provided such Holder of the Notes or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

(3)

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer to its knowledge will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Indenture Trustee a Certificate of the Issuer stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Indenture Trustee to pay such Additional Amounts to Holders of the Notes on the payment date.

(4)

Whenever in the Indenture, this Series Supplement or in any Note there is mentioned, in any context, the payment of principal of, or premium, interest or any other amount on any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. For greater certainty, a default in making any payment of any Additional Amounts when due which default continues for a period of 30 days shall constitute an Event of Default for the purposes of Section 6.01(b) of the Indenture but not for the purpose of Section 6.01(a) of the Indenture.

(5)	The obligation to pay Additional Amounts will survive any termination or discharge of the Indenture or the redemption, repayment or purchase of the Notes.

2.08	Redemption and Purchase

(1)	The Notes are not redeemable at the option of the Issuer except to the extent specified in Section 2.08(2) hereof.

(2)

The Notes may be redeemed, in whole, but not in part, at any time at the election of the Issuer for a Redemption Price equal to 100% of the outstanding principal amount of the Notes together with accrued and unpaid interest thereon to the Redemption Date, if the Issuer delivers to the Indenture Trustee an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the outstanding Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the Series Issuance Date; provided that the Issuer determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Issuer (not including substitution of the obligor under the Notes).

(3)	The Notes will not be subject to redemption at the election of the Holders of the Notes.

2.09	Sinking Fund

The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.

2.10	Defeasance

(1)	The Notes will be subject to Defeasance and Covenant Defeasance as described in Article Thirteen of the Indenture.

(2)

United States federal income tax law and the United States Internal Revenue Service are specified as also being applicable for the conditions of the application of Defeasance and Covenant Defeasance in clause 13.01(d)(ii) of the Indenture.

2.11	Form and Certification

(1)

The Notes shall be (a) in registered form only, (b) issued as one or more Global Debt Securities held by, or on behalf of, the Depositary in accordance with Section 2.17 of the Indenture, (c) registered in the name of the Depositary or its nominee as provided for in Section 2.17 of the Indenture, and (d) substantially in the form set forth in Exhibit A to this Series Supplement, subject to any modifications as may be reasonably required from time to time by the Depository and which are not prejudicial to the beneficial holders of the Notes and subject to any modifications as may be reasonably required from time to time to reflect any variation to the terms and conditions of any additional Notes, or to reflect the terms and conditions of any replacement Note consolidating and restating additional Notes and then existing Notes, as provided in Section 2.02 of this Series Supplement.

(2)	The form of certification of the Notes by the Indenture Trustee shall be substantially in the form of the Indenture Trustee’s Certificate set forth in Exhibit A to this Series Supplement.

2.12	Identification

For the purpose of this Series Supplement and the Notes:

(a)	the Depositary shall be CDS;

(b)	the Registrar, Paying Agent and Transfer Agent shall be the Indenture Trustee and Computershare Trust Services N.A. in Denver, Colorado as co-transfer agent; and

(c)	the Place of Payment shall be Calgary, Alberta.

2.13	Non-Business Days

Notwithstanding Section 1.07 or any other provision under the Indenture, if any Interest Payment Date or the date of Maturity is not a Business Day, such payment will be made on the next Business Day, and the Holders of such Notes shall not be entitled to any further interest or other payment in respect of such delay.

ARTICLE THREE

COVENANTS WITH RESPECT TO THE NOTES

3.01	Negative Covenants in the Indenture

Subsections 5.03(a) and 5.03(c) of the Indenture shall be inapplicable to this Series Supplement and the Notes.

3.02	Additional Negative Covenants

The Issuer covenants and agrees with the Indenture Trustee for the benefit of the Holders of the Notes that, so long as the Notes are Outstanding and except as otherwise permitted by the prior written consent of the Indenture Trustee:

(a)

Negative Pledge. The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or assume any Lien (other than Permitted Liens) upon any of the present or future Principal Property, or any Property which, together with any other Property subject to Liens (other than Permitted Liens) in the same transaction or series of related transactions, would in the aggregate constitute a Principal Property, of the Issuer or a Restricted Subsidiary to secure Indebtedness of the Issuer or a Restricted Subsidiary unless the Notes (together with, if the Issuer shall so determine, any other indebtedness of the Issuer or a Restricted Subsidiary ranking at least pan passu with the Notes then existing or thereafter created) shall be concurrently secured equally and rateably with (or prior to) such Indebtedness so long as such Lien is outstanding. If at any time the Issuer or any Restricted Subsidiary shall create or assume any Lien to which this subsection is applicable, the Issuer shall promptly deliver to the Indenture Trustee a Certificate of the Issuer stating that its covenant in this subsection has been complied with. If the Issuer shall hereafter secure the Notes equally and rateably with (or prior to) any such other Indebtedness pursuant to this subsection, the Indenture Trustee is hereby authorized to enter into an indenture or agreement supplemental to the Indenture and this Series Supplement and to take such action, if any, as it may deem advisable to enable the Indenture Trustee to effectively enforce the rights of the Holders of the Notes so secured equally and rateably with (or prior to) the obligees of such Indebtedness; provided however that the Indenture Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times.

(b)	Sale and Lease-Back Transactions. The Issuer shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction, except for:

(i)	any Sale and Lease-Back Transaction constituting a Permitted Lien under any of clauses (a) to (t) inclusive, and any of clauses (v) to (cc) inclusive, of the definition of Permitted Liens; or

(ii)

any Sale and Lease-Back Transaction that is not otherwise permitted under paragraphs (i) or (iii) of this subsection and in respect of which the Issuer or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the Notes pursuant to subsection (a) of this Section (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)

any Sale and Lease-Back Transaction if the Issuer or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Issuer (which may but need not include the Debt Securities of any Series) ranking on a parity with, or prior to, the Notes and owing to a Person other than the Issuer or any Affiliate of the Issuer, or (y) the purchase, construction or improvement of real property or personal property used by the Issuer or the Restricted Subsidiaries in the ordinary course of business.

(c)

Restricted Subsidiary Indebtedness. The Issuer shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Restricted Indebtedness, unless after giving effect to the incurrence of such Restricted Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Restricted Indebtedness of all Restricted Subsidiaries at such time, plus (y) the then outstanding principal amount of Indebtedness of the Issuer at such time secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (a) to (cc) inclusive of the definition of Permitted Liens), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of the Issuer, would not exceed 15% of Consolidated Net Tangible Assets.

ARTICLE FOUR

MISCELLANEOUS PROVISIONS

4.01	Confirmation of Indenture

The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

4.02	Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

4.03	Counterparts and Formal Date

This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

ARTICLE FIVE

ADDITIONAL COVENANT WITH RESPECT TO THE NOTES

— OFFER TO REPURCHASE NOTES

5.01	Offer to Repurchase Notes on Change of Control Triggering Event

(1)

If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem all of the Notes pursuant to Subsection 2.08 of this Series Supplement, the Issuer will be required to make an offer to repurchase all or, at the Holder’s option, any part (equal to $1,000 or an integral multiple thereof), of each Holder’s Notes on the terms set forth in this Section 5.01 (the “Change of Control Offer”). In the Change of Control Offer the Issuer shall be required to offer payment in cash equal to 101% of the outstanding principal amount of Notes together with accrued and unpaid interest thereon to the date of purchase (the “Change of Control Payment”).

(2)

Within 30 days following any Change of Control Triggering Event, the Issuer shall give written notice to each Holder, with a copy to the Indenture Trustee, describing the transaction or transactions which constitute the Change of Control Triggering Event and offering to repurchase the Notes on the payment date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedures required by this Section 5.01 and described in such notice. The Issuer shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the provisions of this Section 5.01, the Issuer shall comply with such laws and regulations and will not be deemed to have breached its obligations under this Section 5.01 to repurchase the Notes by virtue of such conflict.

(3)	On the Change of Control Payment Date, the Issuer shall, to the extent lawful:

(a)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Indenture Trustee an amount of money equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; and

(c)

deliver or cause to be delivered to the Indenture Trustee the Notes properly accepted, together with a Certificate of the Issuer stating the aggregate principal amount of the Notes or portions of Notes being purchased by the Issuer.

(4)

The Indenture Trustee will promptly pay to each Holder of properly tendered Notes an amount equal to the Change of Control Payment in respect of such Notes either, at the Indenture Trustee’s option, by mailing (first class mail, postage prepaid) a cheque to such Holder or by means of a wire transfer in accordance with the applicable payment procedures of CDS, and the Indenture Trustee will promptly certify and mail (first class mail, postage prepaid) (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

(5)

The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for an offer made by the Issuer pursuant to the provisions of this Section 5.01 (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.

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IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA		TELUS CORPORATION

by:	/s/ Beatriz Fedozzi	by:	/s/ John Gossling
Name:	Beatriz Fedozzi	Name:	John Gossling
Title:	Corporate Trust Officer	Title:	Executive Vice-President and Chief Financial Officer

by:	/s/ Shannon Grover	by:	/s/ Stephen Lewis
Name:	Shannon Grover	Name:	Stephen Lewis
Title:	Corporate Trust Officer	Title:	Senior Vice-President and Treasurer

EXECUTION PAGE - TWENTY-FIRST SERIES SUPPLEMENT

EXHIBIT A TO TWENTY-FIRST SERIES SUPPLEMENT

TELUS CORPORATION

No. [—]	$[—]

CUSIP No.      87971MAZ6

ISIN No.         CA87971MAZ64

1.50% Notes, Series CS due March 27, 2018

TELUS Corporation (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this 1.50% Note, Series CS (the “Note”) at the principal office of Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors under the Indenture hereinafter referred to) in Calgary, Alberta, Canada, the principal amount of [—] dollars in lawful money of Canada ($[—]), and to pay interest on the outstanding principal amount hereof at the same place in like money at the rate of 1.50% per annum, as well after as before maturity, default and judgment, with interest on overdue interest at the same rate as more particularly specified in the Indenture.

The outstanding principal amount of this Note is payable in one instalment on March 27, 2018. [Interest on this Note that accrues for the period from and including March 27, 2015, to but not including September 27, 2015, is payable on the first Interest Payment Date (namely, September 27, 2015) in an aggregate amount equal to $[—]. Interest on this Note that accrues from and including September 27, 2015 is payable in equal semi-annual instalments on March 27 and September 27 of each year beginning March 27, 2016.] All accrued and unpaid interest on this Note is payable on the Maturity of this Note.

All payments made by the Issuer under or with respect to this Note will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (hereinafter “Taxes”) unless the Issuer is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Issuer is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Issuer will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

(a)

any payment to a holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such holder or beneficial owner being a Person with whom the Issuer is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) or (ii) by reason of the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of this Note as a nonresident or deemed non-resident of Canada or any province or territory thereof or therein or any agency thereof or therein; or

(b)

any payment to a holder or beneficial owner who is a “specified shareholder” of the Issuer or who does not deal at arm’s length with a “specified shareholder” of the Issuer as defined in subsection 18(5) of the Income Tax Act (Canada); or

(c)

this Note if presented for payment more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holder of this Note on or prior to such date, the date on which the full amount of such monies has been paid to the Holder of this Note, except to the extent that the Holder of this Note would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; or

(d)	any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; or

(e)

any Tax imposed as a result of the failure of a holder or beneficial owner of this Note to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of such holder or beneficial owner of this Note, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; or

(f)	any Tax which is payable otherwise than by withholding or deduction from any payment made under or with respect to this Notes; or

(g)	any combination of the above items;

nor will such Additional Amounts be paid with respect to any payment on this Note to a holder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of this Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a Holder of the Notes or beneficial owner of the Notes in respect of any amount payable under the Notes to the Holder of the Notes (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Income Tax Act (Canada)), but no Additional Amount is paid in respect of such Tax, the Issuer will pay to the Holder of the Notes an amount equal to such Tax within 45 days after receiving from the Holder of the Notes a notice containing reasonable particulars of the Tax so payable, provided such Holder of the Notes or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

This Note is one of a duly authorized Series of Debt Securities designated as 1.50% Notes, Series CS due March 27, 2018 issued under a trust indenture dated as of May 22, 2001 (the “Trust Indenture”) and a Twenty-First Series Supplement (the “Series Supplement”) dated as of March 27, 2015 (the Series Supplement and, together with the Trust Indenture, and as further amended, the “Indenture”), in each case between the Issuer and the Indenture Trustee. Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.

No Debt Security of this Series is redeemable at the option of the Issuer except to the extent specified in the following paragraph.

This Note may be redeemed, together with all of the other Debt Securities of this Series, in whole, but not in part, at any time at the election of the Issuer for a Redemption Price equal to 100% of the outstanding principal amount of this Note together with accrued and unpaid interest thereon to the Redemption Date, if the Issuer delivers to the Indenture Trustee an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the outstanding Debt Securities of this Series, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the Series Issuance Date; provided that the Issuer determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Issuer (not including substitution of the obligor under the Debt Securities of this Series).

The Issuer is required, subject to and in accordance with the provisions of the Indenture, to make an offer to repurchase this Note at a price equal to 101% of the outstanding principal amount of this Note together with accrued and unpaid interest thereon to the date of purchase upon the occurrence of a Change of Control Triggering Event (as defined in the Series Supplement).

The outstanding principal amount of this Note may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in Article 6 of the Trust Indenture.

This Note is transferable only in accordance with the provisions of the Indenture and subject to the last two sentences of this paragraph. No transfer of this Note shall be valid unless made on the Register kept by and at the principal office of the Registrar in Calgary, Alberta, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Registrar upon compliance with such reasonable requirements as the Registrar may prescribe. Except as otherwise provided in the Indenture, this Note may be transferred, in whole but not in part, only to another nominee of the Depositary for the 1.50% Notes, Series CS due March 27, 2018 or to a successor Depositary or to a nominee of such successor Depositary. Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to TELUS Corporation (“the Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.

This Note shall not become obligatory for any purpose until certified by the Indenture Trustee.

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IN WITNESS OF WHICH TELUS Corporation has caused this 1.50% Note, Series CS due March 27, 2018 to be signed by its duly authorized officer on [—], 201[—].

TELUS CORPORATION

by:
Name:	[—]
Title:	[—]

INDENTURE TRUSTEE’S CERTIFICATE

This 1.50% Note, Series CS due March 27, 2018 is one of the 1.50% Notes, Series CS due March 27, 2018 referred to in the Indenture (CUSIP No.87971MAZ6).

COMPUTERSHARE TRUST COMPANY OF CANADA

by:
Authorized Signing Officer

(Form of Registration Panel)

(No writing hereon except by the Indenture Trustee)

Date of Registration	In Whose name Registered	Authorized Signature of Indenture Trustee